MARKET ANNOUNCEMENT

In reply to Oficio 709/GEA-1/201212, of October 15, 2012, transcribed below, regarding the news conveyed in Correio Braziliense of October 12, 2012, we herby clarify to shareholders and the general market, that Eletrobras is evaluating all of its businesses, according to the new scenario, seeking cost reduction and revenue increase, and denies that there is guidance from the Government to sell the distribution companies.

 “OFÍCIO/CVM/SEP/GEA-1/Nº 709/2012

Rio de Janeiro, October 15, 2012

To Mr.

Armando Casado de Araújo
Investor Relations Officer

Centrais Elétricas Brasileiras - ELETROBRAS

Avenida Presidente Vargas, 409 / 13° Andar – Centro

20071-003 - Rio de Janeiro - RJ

Tel: (21) 2514-6435

Fax: (21) 2514-5714

E-mail: df@eletrobras.com

c/c:  gre@bvmf.com.br

Subject: Request for Clarification

Dear Sir,

We report to the article published on 10.12.2012 in the newspaper Correio Braziliense, Economy section, entitled "Eletrobras should sell distribution companies ", which stated the following:

Eletrobras studies the possibility of selling its the six federalized distribution companies, due to the new scenario for the electric sector created by the renewal of concessions. [...] The information has been given by a government source. According to this person, President Dilma Rousseff has, some time ago, given the endorsement for the disposal of its participation in these companies.

In that respect, we determine that you clarify if the claims are true, and, if so, you should explain the reasons why the company decided not to disclose it as a relevant fact.

The clarifiction shall include reference to this oficio, and shall be forwarded to the IPE System, category market announcement, type reply to official request for information CVM/BOVESPA.

MARKET ANNOUNCEMENT

We remind you that according to paragraph 1 of article 3 of CVM Instruction 358/02, the investor relations officer must inquire personnel with access to relevant acts and facts, to ascertain if there is any information not properly disclosed to the market.

According to orders from the Superintendência de Relações com Empresas – SEP, we  advise that if they see fit, and in the use of their statutory duties and, based on section II, article 9 of law 6,385/76 and CVM Instruction No. 452/07, to determine the fines, amounting to R$ 1,000.00 (one thousand reais), without prejudice to other administrative sanctions, for non-compliance with the requirements contained in this letter within 24 hours as of the knowledge of the contents of this letter, now also sent by fax and by e-mail.

Sincerely,

Claudio José Paulo

Gerente de Acompanhamento de Empresas-1

Company manager

 (Deputy)”

Rio de Janeiro, October 16, 2012

Armando Casado de Araujo

CFO and Investor Relation Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 16, 2012
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.